Mail Stop 4561
Via Fax (508) 323-1111

April 16, 2009

Jay Zagger
Executive Vice President and CFO
3Com Corporation
350 Campus Drive
Marlborough, MA 01752

> **Re:** **3Com Corporation**
> **Form 10-K for the Fiscal Year Ended May 31, 2008**
> **Filed July 25, 2008**
> **Form 8-K filed on December 18, 2008**
> **File No. 000-12867**

Dear Mr. Zagger:

We have reviewed your response letter dated April 8, 2009 in connection with the above-referenced filings and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 16, 2009.

Form 10-K for the Fiscal Year Ended May 31, 2008

General

1. We note your response to our prior comment 1 and your discussion regarding the regulatory limitations imposed on H3C's ability to pay dividends to its parent. Tell us how you considered Rule 5-04 of Regulation S-X in determining whether audited information for the parent company only is required in your Form 10-K. Similarly, tell us how you considered the requirements of Rule 4-08(e)(3) of Regulation S-X to include a discussion of these restrictions in the financial statement footnotes. Please provide us with the calculations that support your conclusions in your response.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or me at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 or Maryse Mills-Apenteng, Staff Attorney, at (202) 551-3457.

Sincerely,

Kathleen Collins
Accounting Branch Chief